                                November 2, 2005

VIA EDGAR
---------

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Atlantic Coast Entertainment Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2004
          Filed April, 2005
          Form 10-K/A for the fiscal year ended December 31, 2004
          Filed September 15, 2005
          Forms 10-Q and 10-Q/A for the quarterly periods ended March 31, 2005 and June 30, 2005
          Filed September 15, 2005
          File No. 333-110484

Dear Mr. Gordon:

On behalf of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation ("Atlantic Holdings" or the "Company"), we are transmitting responses to your letter of comments dated September 29, 2005, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "10-K"); Amended Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "10-K/A"); Amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the "10-Q/A") and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (the "10-Q", and together with the 10-K, 10-K/A and 10-Q/A, the "Reports").

As per your discussion with Steven L. Wasserman of DLA Piper Rudnick Gray Cary US LLP, we are providing our responses in this letter, and, at this time, are not amending the Reports. The responses are numbered to correspond to the numbers and headings of the paragraphs set forth in your letter of comments (which are reproduced below).

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Casino Revenues, Promotional Allowances and Departmental Expenses, page 36
--------------------------------------------------------------------------
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                                                               Mr. Daniel Gordon
                                                                November 2, 2005
                                                                          Page 2


1. We note that the total costs presented in the table on page 36 are higher than the promotional allowances recorded on the Combined Statements of Operations. Please clarify to us whether these are the costs associated with those promotional allowances or whether they apply to a different revenue amount.

        Response: The costs shown on page 36 are the costs associated with the promotional allowances deducted from gross revenues on the Statement of Operations. There are no other amounts included therein.

Item 9A. Controls and Procedures, page 51
-----------------------------------------

2. Please revise to disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken if any, to remediate the material weakness.

        Response: Prior to the filing of the 10-K/A, the Company's financial statements included in the Annual Report on Form 10-K were the consolidated balance sheets of Atlantic Holdings and its subsidiary as of December 31, 2004 and 2003 and the related consolidated financial statements of operations, shareholder's equity and cash flows for the year ended December 31, 2004 and for the period from inception (October 30, 2003) through December 31, 2003. In connection with a review of its financial statements in contemplation of the potential filing of a registration statement, the Company determined that its prior presentation of financial statements did not conform with SEC requirements.

        The Company determined that the financial statements should have been prepared as a reorganization of business under common control in a manner similar to a pooling-of-interests because GB Holdings, Inc. ("GB Holdings") controlled the operations and business of the Company prior to a transaction effective as of July 22, 2004 (the "Transaction"), which included, among other things, the transfer of substantially all the assets of GB Holdings to the Company. The Company and GB Holdings remain under common control. The Transaction was described in the 10-K and 10-Q, each as originally filed and as amended.

        In order to present financial statements that conform with SEC requirements, the Company filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2004 to restate financial statements on a combined basis similar to a pooling-of-interests and Amendment No.1 to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 to provide financial statements on a basis similar to a pooling-of-interests for the three months ended March 31, 2004. The Company understands that any restatement of its financial statements is regarded as an indicator of a material weakness and identified it as such in Item 9A. The

                                                               Mr. Daniel Gordon
                                                                November 2, 2005
                                                                          Page 3


        Company determined that no other measures were needed to remedy the indication of a material weakness.



3. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

        Response: In connection with a review of its financial statements in contemplation of the potential filing of a Post-Effective Amendment to a Registration Statement, the Company determined that its prior presentation of financial statements did not conform to SEC requirements and that the financial statements should have been prepared on a basis similar to a pooling-of-interests. Prior to this determination, the Company's financial statements had reflected the consolidated balance sheets of Atlantic Holdings and its subsidiary as of December 31, 2004 and 2003 and the related consolidated financial statements of operations, shareholder's equity and cash flows for the year ended December 31, 2004 and for the period from inception (October 30, 2003) through December 31, 2003.


                          *            *            *

As per the instructions in your letter of comments, enclosed herein is a letter from Atlantic Holdings acknowledging that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call Steven L. Wasserman at (212) 835-6148 or Beth K. McAuley at (212) 896-2950 if you have any questions or require further information. Please advise us if we can further assist you in the review of the above-referenced document.


                                   Very truly yours,

                                   /s/ Steven L. Wasserman
                                   -----------------------
                                   Steven L. Wasserman



cc:  Richard P. Brown, Chief Executive Officer
     Denise Barton, Chief Financial Officer

                                November 2, 2005


Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Atlantic Coast Entertainment Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2004
          Filed April, 2005
          Form 10-K/A for the fiscal year ended December 31, 2004
          Filed September 15, 2005
          Forms 10-Q and 10-Q/A for the quarterly periods ended March 31, 2005 and June 30, 2005
          Filed September 15, 2005
          File No. 333-110484

Dear Mr. Gordon:

As per the instructions in your letter of comments, dated September 29, 2005, Atlantic Coast Entertainment Holdings, Inc. (the "Company") acknowledges that:
(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                              ATLANTIC COAST ENTERTAINMENT
                              HOLDINGS, INC.


                              /s/ Denise Barton
                              ------------------------------
                              Denise Barton
                              Chief Financial Officer